Mail Stop 3561

September 18, 2006

Mr. Byron L. Bergren
President and Chief Executive Officer
The Bon-Ton Stores, Inc.
2801 East Market Street
York, PA 17402

      Re: **The Bon-Ton Stores, Inc.**
                Form 10-K for Fiscal Year Ended January 28, 2006
                Filed April 13, 2006
                File No. 0-19517
                Form 10-Q for Three Months Ended April 29, 2006
                Filed June 8, 2006
                File No. 0-19517

Dear Mr. Bergren:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                Sincerely,

                Michael Moran
                Accounting Branch Chief